EXHIBIT 32 .01

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS
ADOPTED PURSUANT TO SECTION
906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of
Microelectronics Technology Company (the "Company")
on Form 10-K for the year ended June 30, 2010 as
filed with the Securities and Exchange Commission on
the date hereof (the "Report"),

I, Brian Stewart, Chief Executive Officer of the
Company, certify, pursuant to 18 U.S.C. Section
1350, as adopted pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002, that to the best of my
knowledge:

     (1) The Report fully complies with the
requirements of section 13(a) or 15(d) of the
Securities Exchange Act of 1934; and

     (2) The information contained in the Report
fairly presents, in all material respects, the
financial condition and result of operations of
the Company.

               /s/ Brian Stewart

               Brian Stewart
        Chief Executive Officer

September 27, 2010

EXHIBIT 32 .02

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS
ADOPTED PURSUANT TO SECTION
906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of
Microelectronics Technology Company., (the "Company")
on Form 10-K for the year ended June 30, 2010 as
filed with the Securities and Exchange Commission on
the date hereof (the "Report"),

I, Michael Lee, Chief Financial Officer of the
Company, certify, pursuant to 18 U.S.C. Section
1350, as adopted pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002, that to the best of my
knowledge:

    (1) The Report fully complies with the
requirements of section 13(a) or 15(d) of the
Securities Exchange Act of 1934; and

    (2) The information contained in the Report
fairly presents, in all material respects, the
financial condition and result of operations of
the Company.

   /s/ Michael Lee

      Michael Lee
  Chief Financial Officer

September 27, 2010